Exhibit 99.2

Amrose Oil Company

VIA EDGAR

October 30, 2014

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE:	Amrose Oil Company, Inc. (the “Company”)
Registration Statement on Form S-1
Initially filed July 27, 2012
File No. 333-182871

Dear Mr. Schwall:

Reference is made to the letter dated August 21, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form S-1 referenced above, as amended (the “Form S-1”).  The Company has prepared the following responses describing the general action(s) taken regarding each of the Staff’s comments.

In addition, the Company is concurrently filing Amendment No. 4 to the Form S-1 to reflect these changes.  For your convenience, we are also providing a copy of Amendment No. 4 to the Form S-1 (“Amendment No. 4”) marked to show changes against the Form S-1.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

General:

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;
●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:    The Company respectfully acknowledges the Staff’s comment and notes that as the Company has determined that it does not qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), it is not eligible for any of the exemptions available to such companies.  As such, the Company has deleted the reference to the Company as an emerging growth company in Amendment No. 4.

2.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:   The Company respectfully acknowledges the Staff’s comment and notes that it is not an emerging growth company under the JOBS Act and is not claiming any exemption thereunder as an emerging growth company.

3.
The “Calculation of Registration Fee” table on the cover page of your filing indicates that 990,000 shares of your Common Stock are being registered for resale by selling shareholders. By contrast, the cover page of your preliminary prospectus indicates that “[s]elling shareholders are offering up to 500,000 shares,” and Exhibit 5.1 refers to “the registration of 980,000 shares.” Please clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has conformed references in Amendment No. 4 and new Exhibit 5.1 to shares being registered to state that 1,066,000 shares of common stock are being registered for resale in this registration statement.

4.
We note your disclosure that “Serpent or its nominees will be issued 490,000 shares[,] such shares to be registered in terms of section 8.” Please revise your disclosure to describe in detail what is meant by this statement. Your response should address what is meant by “section 8” and whether you are intending for the sale of these 490,000 shares to be covered by the registration statement. In addition, please describe whether the 490,000 shares are being offered by your selling shareholders or by you. To the extent that such shares are being offered by you, please explain your analysis as to your eligibility to conduct a primary offering on a continuous or delayed basis or an at-the-market offering. See Rules 415(a)(1) and 415(a)(4) of Regulation C.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify the terms of its agreement with Serpent Acquisitions LLC.  The reference to Section 8 should have referred to Exhibit 10.1 previously filed with the Commission and listed as Exhibit 10.1 to the Amendment No. 4.  Serpent Acquisitions is a private company hired by Amrose as a consultant to write the registration statement and nothing more. Serpent Acquisitions has no directors or management position in the company and is nothing more than a private contractor hired by the company. They are not part of any day to day operation or decision making of the Company and do not have insider knowledge in any way. The only information that Serpent Acquisitions LLC has on the company is the items detailed and outlined in the registration statement and nothing more. Since everything in the S1 is public knowledge, and Serpent will have fulfilled its contractual obligations once the S1 becomes effective, then Serpent Acquisitions’ would not be considered or have any knowledge of any insider knowledge of Amrose Oil Company any more than the public at large does.  The 490,000 shares are being offered by the selling shareholders and not the Company. The Company is not selling any shares of stock for the purpose of raising money in this amended registration statement. “Section 8” has been removed and replaced with correct terminology as was the entire section that this comment number 4 was based on by your Staff.

5.	In addition, please provide a detailed analysis as to whether Serpent is an underwriter under Section 2(a)(11) of the Securities Act.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that to the Company’s knowledge, Serpent Acquisitions LLC is not in the business of underwriting, nor does the Serpent Acquisitions LLC have any agreement or understanding to act as a statutory underwriter, as that term is defined in Section 2(a)(11) of the Securities Act of 1933.  In addition, to the Company’s knowledge, Serpent Acquisitions LLC is not a broker-dealer or an affiliate of a broker-dealer and has not been licensed by any entity as such. Serpent Acquisitions LLC. is not and has not ever been licensed by the Financial Industry Regulatory Authority. Serpent Acquisitions is a private company hired by Amrose as a consultant to write the registration statement and nothing more. Serpent Acquisitions has no directors or management position in the company and is nothing more than a private contractor hired by the company. They are not part of any day to day operation, the decision making, or have insider knowledge in any way.

6.
Please ensure that your disclosure is consistent throughout. For example, we note that you disclose on your prospectus cover page that the shares will be sold at $0.001 per share where you disclose elsewhere that the shares will be sold at $0.01 per share. As another example, we note your disclosure at page 22 that you were organized in July 2011, but your articles of incorporation are dated as of August 10, 2011. As another example, we refer you to your disclosure at pages 38 through II-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 4 to make the disclosures consistent regarding the above and regarding the shares of stock the shareholders purchased, the total sum of all the shares being registered and the dates of transactions.

Summary Information and Risk Factors, page 5

Future Objectives, page 5

7.
Please revise your disclosure to clarify what is meant by your stated objective that you “will match investors with these projects with the intention of creating a positive income stream for the investors” (emphasis added). Your revised disclosure should address how you intend to “match” investors with projects and to identify generally such “investors.” In addition, please discuss how this objective fits in with your overall business scheme, which you state elsewhere as relating to exploration and production activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this section to revise and clarify what it is the company intends to do and how it will go about implementing its objectives.

Current Holdings, page 6

8.	Please revise your disclosure to discuss what is meant by a “shared 50% interest.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that it is the sole owner of a 50% interest in the properties following interest purchases from two entities who previously shared the 50% interest.

9.
In addition, please revise your disclosure to describe how such interests were obtained. In this regard, it appears that you have entered into two purchase and sale agreements each relating to the same “shared 50% interest” for each of the properties.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that it obtained a 50% interest in each of the properties by purchasing half of the 50% interest from each of the two entities holding such half of the 50% interest through the issuance of 40,000 shares of common stock to each such entity.

10.
Please revise your disclosure to discuss the operating status of each property. In this regard, we note that exhibit A of the purchase and sale agreement filed as Exhibit 4.2 suggests that the Wohl 9-2 well is going to be closed in December 2012.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised this section to state the operating status of each property.

Business, page 6

11.
Please revise your disclosure to describe in necessary detail the “enhanced oil recovery technologies” you anticipate “securing.” In addition, please provide support for the assertion that the techniques you are pursuing are “time proven.”

Response:   The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to state its intent to implement multiple technologies and to briefly describe potential technologies the Company may attempt to implement.

12.	We note your statement on the bottom of page 6 that “these wells contain vast quantities of original oil reserves in place.” Please explain the basis for this statement.

Response:  The Company respectfully acknowledges the Staff’s comment and has removed this statement and the corresponding statement under “Description of Business—The Organization.”

13.
We note your disclosure at page 8 relating to the “required $1,000,000+” to fund your operations. Please revise to describe how you intend on obtaining such required funds or otherwise financing your operations. In this regard, we note that you will not be receiving any of the proceeds from this offering.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the risk factor referred to above to disclose in more detail our need to raise capital to pay for the Company’s planned exploration and development activities and have listed potential sources of such capital.  We do not currently have any offer to sell our securities or plan to raise capital through the registration statement that these comments have been issued based on as well as any of the amended statements though the year 2014. If this changes of course, a full accounting and disclosure of all company activities and intentions will be made public through EDGAR.

Amrose Relationship with Serpent Acquisitions LLC, page 7

14.	Please revise to describe in necessary detail the material terms of the 3% gross profits profit share, including the term of such arrangement.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised this section to disclose the material terms of the agreement with Serpent Acquisitions LLC under which Serpent Acquisitions LLC was granted a 3% gross profits profit share.

Selling Shareholders, page 14

15.	To the extent appendix A1 is intended to provide the information required by Item 507 of Regulation S-K, please provide such disclosure here.

Response:  The Company respectfully acknowledges the Staff’s comment, has moved the information in appendix A1 to this section, and has deleted appendix A1.  In addition the information in this section has been updated and expanded to include additional data for clarification of each shareholders current stock position.

16.
Please indicate the nature of any position, office or other material relationship which the selling shareholder has had within the past three years with you or any of your predecessors or affiliates, and state the amount of securities of the class owned by such shareholder prior to the offering, the amount to be offered for the shareholder’s account, the amount and (if one percent or more) the percentage of the class to be owned by such shareholder after completion of the offering. In this regard, your statement beginning “However, any or all of the securities listed below…” does not appear appropriate. See Item 507 of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to provide the disclosures required by Item 507 of Regulation S-K.

17.	Please tell us how long the selling shareholders have held the shares, the circumstances under which they received them and whether they are in the business of underwriting securities.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that as disclose in Amendment No. 4, all selling shareholders other than Serpent Acquisitions LLC purchased their shares in the company from April 2012 through August 2012 pursuant to the private placement safe-harbor afforded by Rule 504 of Regulation D of the Securities Act of 1933, as amended. Serpent Acquisitions LLC obtained shares on April 30, 2012 for the creation and filing of the Form S-1 as payment for services being provided to the Company since April 2012.  All shareholders, that have not received shares for services provided, received their via subscription on the Shareholder Subscription Agreement that each shareholder signed and dated that includes the amount of shares, the price paid, and the type of shares purchased. All of the shareholder agreements were consummated (by countersigning) with the signature of the Company President/CEO.

To the Company’s knowledge, no selling shareholder is in the business of underwriting, nor does the Company or to the Company’s knowledge any selling shareholder have any agreement or understanding, or otherwise to act as a statutory underwriter, as that term is defined in Section 2(a)(11) of the Securities Act of 1933.  In addition, to the Company’s knowledge, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Directors, Executive Officers, Promoters and Control Persons, page 17

18.
Rather than general and/or subjective descriptions, please discuss in necessary detail the experience of, including the positions and directorships held by, your executive officers and directors, as applicable. In addition, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that your directors should serve as your directors in light of your business and structure. See Item 401 of Regulation S-K. In addition, please ensure that the biographical descriptions are consistent. For example, we note that you have indicated that Mr. Devlaeminck is your General Counsel in the table at page 17, but have indicated that he is a consultant in your disclosure at page 18. Finally, we note your related disclosure in appendix A2.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised this section to make the disclosures required by Item 401 of Regulation S-K.  We have removed Appendix A2 and consolidated the information therein with the disclosures in this section. Mr. Devlaemincks’ position has been clarified to indicate that he is not a consultant but rather a director and officer.

19.	We note your disclosure at page 11 under “Because members of our management….” Please revise your disclosure to quantify the amount of time each member of your management will devote to your business.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised this section to quantify the amount of time each member of management will devote to the Company’s business.

Security Ownership of Certain Beneficial Owners and Management, page 19

20.	Please revise your disclosure to identify the “Subscribers” listed on your table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the beneficial ownership table to delete the row entitled “Subscribers,” as none of the “Subscribers” individually beneficially owns more than 5% of the outstanding shares of our common stock, and the “subscribers” are not acting as a group in holding or selling their shares.

21.
We note that the subscription agreement filed as exhibit 99.1 is a form of agreement and that the engagement letter and agreement filed as exhibit 10.1 is dated as of April 30, 2012. We further note that your disclosure indicates you have not “distributed” stock to the “Subscribers” or to Serpent. Please revise your disclosure to describe what is meant by the footnote to your table. In this regard, we note that Item 403 of Regulation S-K requires disclosure of beneficial ownership as defined in Rule 13d-3(d)(1) of the Exchange Act.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that the footnote was removed as it was meant only to convey that the actual stock certificates had not physically being given to the shareholders due to the certificates not being printed yet. All shareholders currently own the shares as stated in the Amendment No. 4.

22.
In addition, please revise your disclosure to indicate whether the subscription agreement and the engagement letter and agreement have been consummated or are otherwise effective. In this regard, please provide your analysis as to why you have not provided the information required by Item 701 of Regulation S-K under “Recent Sales of Unregistered Securities.”

Response:   The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that the company inadvertently omitted Item 701 information in its initial S-1, but has now included this information for the amended No. 4 of the S1 offering under “Recent Sales of Unregistered Securities.” The issuances contemplated by the subscription agreement have all been consummated, and no shares of common stock are issuable thereunder.

Interest of Named Experts, page 21

23.	Please revise your disclosure to state, if true, that Mr. Ouriel is a selling shareholder.

Response:  The Company respectfully acknowledges the Staff’s comment and has notes that Mr. Ouriel is no longer a shareholder of the Company due to his breach of the agreement for services Mr. Ouriel was to provide. All shares have been returned to the Company and Mr. Ouriel has been removed from the selling shareholder list.

Description of Business, page 21

Market for Oil and Gas Production, page 24

24.
We note your statement that any oil or gas that you locate will be “gathered through connections between our gas wells and our pipeline transmission system.” Please revise to describe in detail the system you reference. Your response should address, as examples only, the location of the system, whether you fully own the system, who operates the system (we note your disclosure at page 27 that you have only three employees) and whether it is currently in use and, if so, by whom (we note your disclosure at page 24 that you currently do not have any customers).

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify that the Company does not own or operate any pipeline transmission system and describe the options we may have.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

25.
We note your disclosure at page 30 that your operations have been funded by loans from management. Please revise to provide the material terms of such arrangements. In addition, please provide your analysis as to why you have not provided any related disclosure under “Certain Relationships and Related Transactions.” See Item 404 of Regulation S-K.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised this section to provide for the material terms of our loan arrangements with management

Certain Relationships and Related Transactions, page 32

26.           Please revise to describe how Serpent is related to you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised this section to include a description of its relationship with Serpent Acquisition LLC.

27.	Please revise to provide the information required by Item 404 of Regulation S-K in respect of your agreements filed as exhibits 10.2 and 10.3.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the requested disclosures regarding its agreement with Petro Lucrum, Inc.]  The compensation arising from the Company’s agreement with Mr. Devlaeminck has been disclosed pursuant to Item 402 of Regulation S-K under “Executive Compensation.” The agreement with Petro Lucrum, Inc. which is under the name of “Greg Smith” is now an exhibit as well as fully defined in the registration statement.

28.	Please note the updating requirements for your financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Response:  The Company believes that pursuant to Rule 8-08 of Regulation S-X, the financial statements filed as of the last submission received from our company are presently current. However, the Company believes that in the event the registration statement does not become effective within a matter of days from the submission, then these financial statements may be considered "stale," and that the company would be required to furnish updated interim financial statements.

Notes to Financial Statements

Note 6 – Stockholders’ Equity, page F11-10

29.
We note your statement that no shares had been issued as of December 31, 2011. However, the disclosure per page 35 of your filing appears to indicate that shares were issued to your chief executive officer and to members of your Board of Directors. Please revise or advise. With your response, please address the timing of other issuances of your common stock. In addition, please note the disclosure requirements per Rules 5-02 (29) and 5-03 (21) of Regulation S-X.

Response:   What the company meant by that statement of no shares being issued was that the certificates were not printed at that time. The shareholders own the shares as listed in this registration statement but the certificates were never distributed in their physical form. Since that statement, we removed/revised the reference to the shares not being issued as not to confuse anyone in the future.

Indemnification of Directors and Officers, page 38

30.
We note your reference to the Florida Business Corporation Act. Please provide your analysis as to how you have complied with Item 14 of Part II of Form S-1. In this regard, we note your related disclosure at page II-5.

Response: The Company respectfully acknowledges the Staff’s comment and has notes that the reference to the Florida Business Corporation Act was an inadvertent error.  The Company has revised the disclosure to refer to the Nevada Revised Statutes.

Recent Sales of Unregistered Securities, page 38

31.
Please revise to provide the information required by Item 701 of Regulation S-K in respect of the transactions referenced at page F12-9 and any other sale of unregistered securities. In addition, we note your Form D filed on March 5, 2012.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised this section to provide the information required by Item 701 of Regulation S-K.

Exhibits, page II-1

32.	Please provide your analysis as to why you have not filed the purchase agreements referenced at page F12-9.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that these purchase agreements were filed as Exhibits 4.1 and 4.2 to the initial form S-1 filing on July 27, 2012 and are listed in the Exhibit Index as Exhibits 10.3 and 10.4in Amendment No. 4.

33.	Please revise to accurately describe the exhibits actually filed. As an example only, your description of exhibit 10.3 does not appear to match the agreement actually filed.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the Exhibit Index to accurately describe the exhibits actually filed. We believe to the best of our ability that the exhibits are now accurately numbered and listed in the correct order.

Undertakings, page II-2

34.
Please ensure that you have accurately provided all of the undertakings set forth in Item 512 of Regulation S-K. For example, we note that you have not accurately provided the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 4 to accurately provide the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K.

Exhibit 5.1 (Now 4.1)

35.            We note your reference to “Legal Matters.” Please revise to correct the reference.

Response:  The Company respectfully acknowledges the Staff’s comment and has inserted a new section entitled “Legal Matters” to correspond to the opinion letter(s).

Thank you for your continued review of the Form S-1.  We look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (360) 798-8137 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

Amrose Oil Company, Inc.

/s/ James Anderson
By: James Anderson
Its: President